Joseph L. Cannella Partner	Direct Dial: (212) 561-3633

May 26, 2011

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	UAN Cultural & Creative Co., LTD.
Registration Statement on Form S-1
Filed March 10, 2011
                                File No. 333-172728
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 7, 2011
Filed No. 000-51693

Dear Mr. Owings:

We are counsel to UAN Cultural & Creative Co., Ltd., a Delaware corporation (the "Company"). This correspondence is being filed in response to comments contained in your letter of April 8, 2010 relating to the Registration Statement on Form S-1 (File No. 333-1172728) of the Company (the "Registration Statement"). The Company’s responses to your comments are set forth below. This letter refers to the numbered paragraphs used in your comment letter.  We are simultaneously filing an amendment to the Registration Statement consistent with our responses to your comments.  We would appreciate an opportunity to discuss certain of your comments and our responses with you at your convenience.

Comment 1.

We note your statement that you generally view resale transactions by affiliates in this amount as an “offering by or on behalf of the issuer” for purposes of Rule 415 of Regulation C. You refer us to Securities Act Compliance and Disclosure Interpretations 214.82 (the “Interpretation”).  The Interpretation states that the question of whether an offering is really on behalf of the issuer is a difficult factual one, with consideration given to how long the selling shareholders have held the shares, the circumstances in which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of selling securities, and whether, under all the circumstances, it appears that the sellers are acting as conduits for the issuer.   Based on the facts here present, we do not believe that the offering which is the subject of the Registration Statement should be viewed as on behalf of the issuer.  In this regard we note the following:

(i)
only five (5) of the twenty (20) Selling Security Holders are “affiliates” of the issuer in that they are either executive officers or members of the board of directors of the Company or own a significant amount of the Company’s capital stock;

(ii)
the holding period of the Selling Security Holders with respect to 3,480,000 shares of the common stock which is the subject of the Registration Statement commenced on June 30, 2010 and as to 50,000,000 shares of such common stock on November 1, 2010; more than ten (10) months with respect to the first transaction and more than five (5) months with respect to the second transaction;

(iii)	the shares that were acquired by the Selling Security Holders were acquired for their own account for cash consideration;

(iv)
there is no agreement or understanding between any of the Selling Security Holders and the Company that they will acquire additional shares of the Company’s capital stock or make capital contributions to the Company; and

(v)	none of the Selling Security Holders are in the business of underwriting securities.

We believe the facts here present do not warrant the conclusion that the Selling Security Holders are acting on behalf of the issuer.

Comment 2.

           We have revised the cover page of the Registration Statement in response to your comment.

Comment 3.

We have revised paragraph 1, page 5, of the Registration Statement in response to your comment.

Comment 4.

We have revised paragraph 3, page 5, of the Registration Statement in response to your comment.

Comment 5.

We have revised paragraph 8, page 5, of the Registration Statement in response to your comment.

Comment 6.

We have revised paragraph 8, page 5, of the Registration Statement in response to your comment.

Comment 7.

We have revised paragraph 1, page 6, of the Registration Statement in response to your comment.

Comment 8.

We have revised paragraph 1, page 8, of the Registration Statement in response to your comment.

Comment 9.

We have revised paragraph 1, page 9, of the Registration Statement in response to your comment.

Comment 10.

We added a Risk Factor on page 14 in response to your comment.

Comment 11.

In response to your Comment No. 11, we note that none of the Company’s executive officers or directors has held similar positions, in a US public company subject to the reporting and other requirements of the Securities Act and the Exchange Act.  As a result the Company may have difficulty complying with the reporting and other requirements of applicable securities laws.  We have clarified the risk factor which is the subject to your Comment No. 11 accordingly.

Comment 12.

We have revised paragraph 3, page 26, of the Registration Statement in response to your comment.

Comment 13.

Your comment appears to refer to a reference on the Company’s webpage reflecting the ability of “investors” to join the UAN Club.  This reference on the webpage was not intended to refer to “investors” who purchase the Company’s common stock.  The reference is intended to invite collectors of artworks who the Company views as “investors” in artworks who might enjoy the appreciation enjoyed by holders of artworks that appreciate in value.

Comment 14.

We have revised paragraph 2, page 27, of the Registration Statement in response to your comment.

Comment 15.

We have revised paragraph 6, page 28, paragraph 1, page 29 and paragraph 3, page 29, of the Registration Statement in response to your comment.

Comment 16.

With respect to your Comment No. 16, paragraph 6, page 29, of the Registration Statement has been amended to delete references to the Mac Report.

Comment 17.

We have revised paragraph 6, page 30, of the Registration Statement in response to your comment.

Comment 18.

We have revised paragraph 2, page 31, of the Registration Statement in response to your comment.

Comment 19.

We have added paragraph 7, page 34, of the Registration Statement in response to your comment.

Comment 20.

We have revised paragraph 5, page 35 and paragraph 6, page 35, of the Registration Statement in response to your comment.

Comment 21.

Note 1 to the Financial Statements has been revised in response to your comment.

Comment 22.

Note 3 to the Financial Statements has been revised in response to your comment.

Comment 23.

Note 3 to the Financial Statements has been revised in response to your comment.

Comment 24.

Note 3 to the Financial Statements has been revised in response to your comment.

Comment 25.

Note 3 to the Financial Statements has been revised in response to your comment.

Comment 26.

With respect to your Comment No. 26, no fees are charged for membership in the UAN Club.

Comment 27.

Note 3 to the Financial Statements has been revised in response to your comment.

Comment 28.

Note 4 to the Financial Statements has been revised in response to your comment.

Comment 29.

The form of the Subscription Agreement has been filed as Exhibit 10.7.

Comment 30.

The form of the Notes has been filed as Exhibit 10.6.

Comment 31.

We have revised paragraph 1, page 54, of the Registration Statement in response to your comment.

Comment 32.

Our legal opinion has been revised in response to your comment and filed as Exhibit 5.1.

Comment 33.

Our legal opinion has been revised in response to your comment and filed as Exhibit 5.1.

Comment 34.

Our legal opinion has been revised in response to your comment and filed as Exhibit 5.1.

Comment 35.

The written consent of our former independent accountant, Gruber and Company, LLC, has been revised in response to your comment and filed as Exhibit 23.1.

Comment 36.

The Company’s 10-K for its fiscal year ending December 31, 2010, will be revised in response to your comment.

Comment 37.

Your Comment No. 36 is noted for future reference.

Comment 38.

We currently have only one international location in Taiwan (a branch location).
We do not have an Internal Audit function.  In order to determine whether our internal controls over financial reporting is effective we have implemented various procedures requiring coordination between the United States (“US”) and Taiwan.  Our process also ensures that all transactions are recorded in accordance with U.S. Cap.  Monthly financial statements are prepared by the Company in compliance with GAAP and are maintained on Intuit Software. Consolidation of these financial statements occurs in the United States by a consultant we have retained (the “Consultant”). The skills and experience of the Consultant is described in our response to your Comment No. 39 and on-going training of our Taiwan based personnel allows for compliance with GAAP.  Quarterly site visits are conducted in Taiwan by our US based Chief Executive Officer or our Consultant to confirm physical inventory and review any new contracts and other significant financial activities.  In the United States, our Consultant conducts monthly reviews of all balance sheet accounts of international operations and fluctuation analysis on all accounts included in the international Statement of Operations are conducted. Local management in Taiwan is informed of any issues noted and any required corrective actions. Any weaknesses are also reported to the Board of Directors.

We have a pre established review process which requires documentation to be prepared initially in Taiwan and reviewed in the US for each of the following areas:

•	Payroll cycle
•	Purchasing cycle
•	Revenue cycle
•	Cash receipts cycle
•	Cash disbursements cycle
•	Contracts approval cycle
•	Related party identification process

During our quarterly site visits to Taiwan we access compliance with our documentary standards for each process cycle. If any significant weaknesses are identified, we will focus our monthly reporting efforts on these weaknesses. Any such weaknesses will be reported to both local management in Taiwan and the Board of Directors.

Comment 39.

We employ a Taiwan staff accountant full-time who is responsible for recording day-to-day accounting transactions. This person has substantial experience in internal audit functions.  She previously worked for a large Taiwanese company where she was responsible for, among other things, evaluating internal controls.  We also retain a Taiwan based controller who is a consultant and is responsible for over-seeing the monthly accounting and financial statements for the Taiwan location and also evaluates our internal controls. This person has substantial audit and compliance experience and was formerly employed by one of the five largest accounting firms in the United States and is an expert in GAAP accounting principles as well as SEC reporting requirements.  Our Chief Financial Officer is based in Taiwan, works for us as a full-time employee and is receiving extensive training in GAAP and reporting responsibilities with the assistance of our Consultant.  Our Consultant is based in the United States and oversees the preparation of monthly and quarterly combined financial statements. Our Consultant established our internal control procedures.  The principal person who works for us from our consulting firm is Mr. Hurley, the founder and principal owner of the consulting firm who is a Certified Public Accountant, holds an Master Degree in Business Administration, and his experience includes six years with PriceWaterhouse Coopers in an audit and compliance capacity. Mr. Hurley has in excess of 20 years experience servicing small and middle market companies in a CFO / Accounting Expert capacity including many public companies. Mr. Hurley is expert in GAAP accounting principles as well as SEC reporting requirements.  Our Consultant employs 5 persons with strong bookkeeping and accounting skills.  Mr. Hurley is very active in PWC alumni continuing education process.

Comment 40.

Our Consultant is The Hurley Group LLC whose address is 135 Port Animicut Road, South Orleans, MA 02662.

The Hurley Group was retained following the “change in control event” in June, 2010. Total fees paid to our Consultant in 2010 were approximately $20,000. The Hurley Group provided approximately 188 hours of services to us from June 28, 2010 to December 31, 2010.  Currently, our Consultant is paid a $5,000 monthly fee embracing all financial statement preparation and compliance functions and evaluation of our financial internal controls. Our Consultant has reporting access to the Board of Directors.  The Hurley Group qualifications are described in our response to your Comment No. 39.

Comment 41.

Please note our response to Comment No. 40, in response to your Comment No. 41.

*     *    *

In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address your comments and are helpful to you in your review of the Registration Statement.

Please do not hesitate to contact us with any questions you may have.

Very truly yours, Eaton & Van Winkle LLP By: /s/ Joseph L. Cannella Joseph L. Cannella